# Fortrend Securities, Inc.

## Annual Audit Report

### June 30, 2020

# Fortrend Securities, Inc.

## June 30, 2020

## Table of Contents

**ERNST WINTTER & ASSOCIATES LLP**   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

## Report of Independent Registered Public Accounting Firm

To the Stockholder of
Fortrend Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. (the "Company") as of June 30, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedule 1 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fortrend Securities, Inc. as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fortrend Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst Wintter + Associates LLP*

We have served as Fortrend Securities, Inc.'s auditor since 2003.
Walnut Creek, California
September 14, 2020

# Fortrend Securities, Inc.

## Statement of Financial Condition

## June 30, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 590,583 |
| Cash deposit with clearing broker | | 17,165 |
| Commissions receivable | | 85,375 |
| Securities owned, at fair value (deposit with clearing broker) | | 86,600 |
| Due from related parties, net of $112,892 allowance | | 422,714 |
| Prepaid expenses | | 31,223 |
| **Total Assets** | $ | 1,233,660 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Accounts payable | $ | 2,150 |
| Deferred tax liability | | 7,441 |
| Due to related parties | | 59,351 |
| **Total Liabilities** | | 68,942 |
| **Stockholder's Equity** | | |
| Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding) | | 281,787 |
| Retained earnings | | 882,931 |
| **Total Stockholder's Equity** | | 1,164,718 |
| **Total Liabilities and Stockholder's Equity** | $ | 1,233,660 |

See accompanying notes to the financial statements.

# Fortrend Securities, Inc.

## Statement of Income

## For the Year Ended June 30, 2020

| | | |
|---|---|---:|
| **Revenue** | | |
| Commission revenue | $ | 2,779,216 |
| Advisory fees | | 367.597 |
| Interest and dividend income | | 5,778 |
| Loss on securities owned | | (5.525) |
| Other income | | 15,783 |
| **Total Revenue** | | 3.162.849 |
| **Expenses** | | |
| Introduction fees | | 2.421,357 |
| Compensation | | 320,717 |
| Clearing fees | | 145,636 |
| Professional fees | | 64.988 |
| Information services and market data | | 750 |
| Rent | | 600 |
| Other operating expenses | | 64,258 |
| **Total Expenses** | | 3.018.306 |
| **Net Income from Operations** | | 144,543 |
| Tax provision | | 57.393 |
| **Net Income** | $ | 87,150 |

# Fortrend Securities, Inc.

## Statement of Changes in Stockholder's Equity

### For the Year Ended June 30, 2020

| | Common Stock | | Retained | |
| | Shares | Amount | Earnings | Total |
| --- | --- | --- | --- | --- |
| July 1, 2019 | 3,000 | $  281,787 | $  795,781 | $  1,077,568 |
| Net income | | | 87,150 | 87,150 |
| June 30, 2020 | 3,000 | $  281,787 | $  882,931 | $  1,164,718 |

# Fortrend Securities, Inc.

## Statement of Cash Flows

## For the Year Ended June 30, 2020

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | $ | 87,150 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Loss on securities owned | | 5,525 |
| (Increase) decrease in: | | |
| Commissions receivable | | (47,743) |
| Due from related parties | | (227,027) |
| Prepaid expense | | (31,223) |
| Increase (decrease) in: | | |
| Accounts payable | | 750 |
| Income tax payable | | (26,013) |
| Due to related parties | | 58,551 |
| **Net Cash Used in Operating Activities** | | (180,030) |
| **Net decrease in Cash** | | (180,030) |
| Cash at beginning of year | | 787,778 |
| **Cash at end of year** | $ | 607,748 |

**Supplemental information:**

| | | |
|---|---|---|
| Income taxes paid | $ | 111,142 |

See accompanying notes to the financial statements.

# Fortrend Securities, Inc.

## Notes to the Financial Statements

## June 30, 2020

### 1. Organization

Fortrend Securities, Inc. ("the Company") incorporated in Delaware on March 8, 1992 and was approved for membership by the Financial Industry Regulatory Authority ("FINRA") on September 7, 1993. The Company engages primarily as an introducing broker-dealer. The Company has a clearing agreement with Raymond James. It also has a piggy back agreement with Fortrend Securities Pty. Ltd. ("FSA"), a company under common control, and acts as a regulated conduit for the accounts of FSA which are introduced to the Company, which in turn are introduced to Raymond James.

### 2. Significant Accounting Policies

#### Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There are no cash equivalents at June 30, 2020.

#### Commissions Receivable
Commissions receivable are carried at the invoiced or contracted amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing commissions receivable. The Company considers all commissions receivable as fully collectible. At June 30, 2020, 100% of commission receivable was from the Company's clearing broker.

#### Securities Transactions
Customer securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis. Related commission income and expenses are recorded on a trade date basis.

#### Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

#### Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

#### Income Taxes
The Company files federal income tax returns in the United States. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

#### Securities Owned
Securities owned consist of equity securities and are stated at fair value with related changes in unrealized appreciation or depreciation reflected in gains or losses on the statement of income.

#### Comprehensive Income
There are no differences in net income and comprehensive income.

# Fortrend Securities, Inc.

## Notes to the Financial Statements

## June 30, 2020

### 3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenue from contracts with customers:

**Commission Revenue**

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

**Advisory Fees**

As an alternative to paying commissions on securities transaction, customers may pay advisory fees quarterly in advance based on assets held in their accounts. Advisory fees are recognized in accordance with contractual terms when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to. The Company transfers control of its performed services to the customer over time as the services are performed, and the Company generally recognizes revenue ratably over time to match the continued delivery of the performance obligations to the customer over the life of the contract.

**Disaggregated Revenue from Contracts with Customers**

The following table presents revenue by major source for the year ended June 30, 2020:

| Revenues from contracts with customers: | | |
|---|---|---|
| Commission revenue | $ | 2,779,216 |
| Advisory fees | | 367,597 |
| Total revenue from contracts with customers | $ | 3,146,813 |

# Fortrend Securities, Inc.

## Notes to the Financial Statements

## June 30, 2020

### 3. Revenue from Contracts with Customers (continued)

#### Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the customer. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. There was no deferred revenue at July 1, 2019 and June 30, 2020. The Company had receivables related to revenue from the contracts with customer of $37,631 and $85,375 at July 1, 2019 and June 30, 2020, respectively.

#### Contract Costs

Direct costs to obtain or fulfill a contract are evaluated on a contract by contract basis. There were no capitalized contract costs at June 30, 2020.

### 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2020, the Company's net capital was $697,791, which exceeded the requirement by $597,791.

### 5. Reserve and Possession or Control Requirements

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

### 6. Clearing Broker Requirements

The Company has a clearing agreement with Raymond James & Associates, Inc. The clearing agreement requires the Company to maintain a deposit of $100,000. At June 30, 2020, the total deposit of $103,765 consisted of $17,165 cash and $86,600 in securities presented on the statement of financial condition.

### 7. Cash

The following table provides a reconciliation of cash and cash deposit with clearing broker reported within the statement of financial condition that sum to the totals of the same such amounts presented in the statement of cash flows:

| | | |
|---|---|---|
| Cash | $ | 590,583 |
| Cash deposit with clearing broker | | 17,165 |
| Total cash presented in the statement of cash flows | $ | 607,748 |

# Fortrend Securities, Inc.

## Notes to the Financial Statements

## June 30, 2020

8. **Income Taxes**

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

Tax expense for the year ended June 30, 2020 consists of the following:

| | | |
|---|---|---|
| Current federal income taxes | $ | 57,393 |
| Deferred tax expense (benefit) | | – |
| Tax provision | $ | 57,393 |

The deferred tax liability of $7,441 is the result of differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. The deferred tax liability increased by $0 for the year ended June 30, 2020. The Company is no longer subject to federal tax examinations by tax authorities for years ending before 2016. The Company does not have any state filing requirements.

The Company accounts for uncertain tax positions in accordance with generally accepted accounting principles. At June 30, 2020, the Company has determined that there are no uncertain tax positions requiring recognition in its financial statements.

9. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1      Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2      Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3      Unobservable inputs for the asset or liability.

# Fortrend Securities, Inc.

## Notes to the Financial Statements

## June 30, 2020

9.  Fair Value Measurements (continued)

### Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

### Assets Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets measured at fair value on a recurring basis as of June 30, 2020:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets at fair value |  |  |  |  |
| Exchange traded funds | $ 86,600 | $ - | $ - | $ 86,600 |
| Total assets at fair value | $ 86,600 | $ - | $ - | $ 86,600 |

## 10. Related Party Transactions

PaineWebber Australia Pty. Ltd. ("PaineWebber"), an Australian company under common control, had an agreement with the Company whereby it charged $50 per month to the Company for rent only. The amount due to PaineWebber is $1,400 at June 30, 2020. During the year, the Company loaned $283,723 to PaineWebber to fund a term deposit for a bank guarantee which acts as a lease deposit. The loan will be repaid when the funds are no longer required as security for the lease deposit. During the year, no interest was charged to PaineWebber. At June 30, 2020, PaineWebber owes the Company $282,323.

FSA, an Australian company under common control, has an agreement with the Company for introduction of FSA clients to the Company. During the current year, the introduction fees totaled $2,421,357 and are included in the accompanying statement of income. As of June 30, 2020, $57,951 of introduction fees is owed to FSA.

# Fortrend Securities, Inc.

## Notes to the Financial Statements

## June 30, 2020


### 10. Related Party Transactions (continued)

Advances to the Company's president and sole shareholder totaled $138,991 at June 30, 2020 and are included in due from related parties on the statement of financial condition.

In prior years, the Company paid professional fees on behalf of Domus Tower, Inc., a company under common control. Such payments are included in due from related parties on the statement of financial condition and totaled $112,892 as of June 30, 2020. Collection of this receivable is considered unlikely so there is an allowance for doubtful accounts for the total balance.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

### 11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company introduces transactions on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the handling of orders for securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the cnstomer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

### 12. COVID-19

In March 2020, COVID-19 became a global pandemic and resulted in unprecedented actions by governments around the world to curtail the spread of the disease. These events have resulted in a high level of uncertainty and volatility in the financial markets, and have had an enormous impact on business and consumers in all sectors. The outcome and timeframe is highly unpredictable and as such, the financial impact to operations cannot be estimated at this time.

### 13. Subsequent Events

The Company has evaluated subsequent events through September 14, 2020, the date which the financial statements were issued .

*SUPPLEMENTAL INFORMATION*

# Fortrend Securities, Inc.
## Schedule I

## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission

## As of June 30, 2020

| | | |
|---|---|---:|
| **Net Capital** | | |
| Total shareholder's equity | $ | 1,164,718 |
| | | |
| Less: Non-allowable assets | | |
| Due from related parties | | 422,714 |
| Prepaid expenses | | 31,223 |
| Total non-allowable assets | | 453,937 |
| **Tentative Net Capital** | | 710,781 |
| | | |
| Less: Haircuts on securities owned | | 12,990 |
| **Net Capital** | | 697,791 |
| | | |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $61,501 | | |
| or $100,000, whichever is greater | | 100,000 |
| **Excess Net Capital** | $ | 597,791 |

Reconciliation with Company's Net Capital Computation (in Part II of Form x-17A-5 as of June 30, 2020)

There were no material differences noted in the Company's net capital computation at June 30, 2020.

See accompanying notes to the financial statements.

**ERNST WINTTER & ASSOCIATES LLP** *Certified Public Accountants*

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

**Review Report of Independent Registered Public Accounting Firm**

To the Stockholder of
Fortrend Securities, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Fortrend Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expressiou of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ernst Wintter + Associates LLP*

Walnut Creek, California
September 14, 2020

**Fortrend Securities, Inc.**

**Exemption Report pursuant to SEC Rule 17a-5**

**For the Year Ended June 30, 2020**

Fortrend Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of June 30, 2020 without exception; and

There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).



Joseph Forster
President